Exhibit 99.1

NiCE Cognigy is the Sole Vendor Recognized as Customers’ Choice in the 2025
Gartner® Peer Insights™ Voice of the Customer for Enterprise Conversational AI Platforms

Verified customer feedback positions NiCE Cognigy as the only vendor to receive the Customers’
Choice distinction in this year’s report

Hoboken, N.J., February 3, 2026 – NiCE (Nasdaq: NICE) today announced that NiCE Cognigy, a global leader in AI-first customer experience solutions, has been recognized as the only solution to receive the Customers’ Choice distinction in the 2025 Gartner® Peer Insights™ “Voice of the Customer” for Enterprise Conversational AI Platforms, based on verified customer feedback. For a complimentary copy of the report, click here.

The Customers’ Choice distinction is based solely on verified customer reviews. According to Gartner,” Vendors placed in the upper-right “Customers’ Choice” quadrant of the “Voice of the Customer” have scores that meet or exceed the market average for both axes (User Interest and Adoption, and Overall Experience).” NiCE believes this is a strong indicator of enterprise trust, deployment success, and long-term value for organizations evaluating Conversational and Agentic AI platforms.

“To us, being recognized as the only Customers’ Choice vendor is a powerful validation — because it comes directly from the people who rely on our platform every day,” said Philipp Heltewig, Chief AI Officer, NiCE. “Our users’ trust drives everything we build. This distinction reinforces our commitment to delivering AI Agents that elevate customer experiences and support service teams globally.”

Rated 4.8 out of 5 stars from 138 ratings (as of January 14, 2026) on Gartner Peer Insights, Cognigy.AI enables enterprises to deliver instant, hyper-personalized, multilingual service across voice and digital channels. The platform blends Generative AI, Conversational AI, and automation to create intelligent AI Agents that resolve inquiries autonomously and empower human agents with real-time assistance. For the full list of Cognigy.AI reviews, click here.

This latest recognition follows NiCE Cognigy once again being named a Leader in the Gartner Magic Quadrant™ for Enterprise Conversational AI Platforms, which assesses providers on their Completeness of Vision and Ability to Execute. The Magic Quadrant and the Gartner Peer Insights Voice of the Customer can provide buying teams with complementary analyst and peer perspectives as they evaluate Conversational AI platforms.

To read additional peer reviews, visit https://www.gartner.com/reviews/product/cognigy-ai-platform.

About the Gartner Peer Insights Customers’ Choice Distinction
“Voice of the Customer” is a document that synthesizes Gartner Peer Insights reviews into insights for buyers of technology and services. This aggregated peer perspective, along with the individual detailed reviews, is complementary to Gartner expert research and can play a key role in your buying process. Peers are verified reviewers of a technology product or service, who not only rate the offering, but also provide valuable feedback to consider before making a purchase decision. Vendors placed in the upper-right “Customers’ Choice” quadrant of the “Voice of the Customer” have scores that meet or exceed the market average for both axes (User Interest and Adoption, and Overall Experience).
Gartner, Voice of the Customer for Conversational AI Platforms, By Peer Community Contributors, 24 December 2025.

Gartner and Peer Insights are trademarks of Gartner, Inc. and/or its affiliates.

Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences, and should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose. Gartner does not endorse any vendor, product or service depicted in its research publications and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s Research & Advisory organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.